INSIGNEO SECURITIES, LLC

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2024



4U24-20627353 RECIBO
Sello
9397
02/12/2025
$5.00
Sello de Asistencia Legal
80004-2025-0212-59342040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-44166

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Insigneo Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 Brickell Avenue, 27th Floor
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Miguel Rivera Cruz	787-999-8012	miguel.rivera@insigneo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA P.C.
(Name – if individual, state last, first, and middle name)

100 SE 2nd St. Suite 1700	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Miguel Rivera Cruz _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Insigneo Securities LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Affidavit No. 4927
San Juan PR.
Today March 14, 2025

Signature: _____

Title: Financial & Operations Principal

Notary Public _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

C O N T E N T S



Tel: 305-381-8000
Fax: 305-374-1135
www.bdo.com

100 SE 2nd St., Suite 1700
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Insigneo Securities, LLC
Miami, Florida

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Insigneo Securities, LLC (the "Broker-Dealer") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2022.

Miami, Florida

March 14, 2025

INSIGNEO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 5,257,066
Restricted cash	1,113,182
Receivable from brokers and clearing organizations	57,395,519
Broker advances, notes, and other receivables	15,897,634
Receivable from related parties	2,258,356
Prepaid expenses and other assets	2,945,838
Right of use lease assets, net	15,701,037
Property and equipment, net	3,190,768
Intangible assets, net	10,629,264
TOTAL ASSETS	**$ 114,388,664**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 6,823,289
Commissions payable	16,004,314
Contingent consideration liability	4,259,328
Payable to related parties	3,638,382
Lease liabilities	18,073,033
TOTAL LIABILITIES	48,798,346

COMMITMENTS AND CONTINGENCIES (Note 16)

MEMBER'S EQUITY	65,590,318
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 114,388,664**

See accompanying notes to the financial statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Insigneo Securities, LLC (the "Company") was organized on December 24, 1998, as a Florida Limited Liability Company as Hencorp Becstone Securities, L.C. On June 9, 2003, it amended its Articles of Organization effectively changing its name to Global Investor Services, L.C. On July 3, 2017, it amended its Articles of Organization once again effectively changing its name to its current name Insigneo Securities, LLC. The Company is a wholly owned subsidiary of Insigneo Financial Group, LLC (the "Parent").

The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is a member firm of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As an introducing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is registered with the Office of the Commissioner of Financial Institutions of Puerto Rico (the "OCFI") as a securities broker-dealer pursuant to the Puerto Rico Uniform Securities Act, as amended. The Company operates as a branch (the "PR Branch'') in Puerto Rico.

Currently, the Company sells listed and over-the-counter equities, listed options, mutual funds, and government and corporate bonds to retail investors, primarily on a riskless principal basis. The Company also provides execution and administrative services to sub-brokers and other financial intermediaries, both foreign and domestic.

The Parent is the Company's sole member and is not personally liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its power or the management of its business or affairs is not grounds for imposing personal liability on the Company's sole member.

On December 2, 2024, Insigneo International Financial Services LLC ("Insigneo International"), an affiliate under common control domiciled in Puerto Rico, a registered broker-dealer which operates an international banking entity unit ("IBE Unit") pursuant to an international banking entity ("IBE") license issued by the OCFI on February 4, 1999 under the Puerto Rico Act 52-1989, as amended ("IBE Act"), was merged with and into the Company following approval by FINRA and the OCFI. As a result of the merger, the business operations, assets, and liabilities of Insigneo International were combined with those of the Company. In connection with the merger, the Company received approval from the OCFI to acquire and continue to operate the IBE Unit held by Insigneo International. The IBE Unit is now called the Insigneo Securities International Division (the "International Division") and has been established as a unit of the PR Branch to manage the IBE activities permitted under the IBE Unit license.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Method of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include liquid instruments such as money market funds, with a purchased maturity of three months or less. The Company may, during the course of operations, maintain cash balances in excess of federally insured limits. Cash denominated in foreign currencies is valued at quoted exchange rates.

Securities Owned

Securities owned are recorded at fair value. Securities transactions are recorded on a trade-date basis.

Restricted Cash

Restricted cash consists of contractually restricted account balances held at the Company's clearing broker and time deposits with a banking financial institution entity and deemed restricted as required by laws and regulations for which the Company's operations are subject to.

Property and equipment, Depreciation and Amortization

Property and equipment are stated at cost. Expenditures for property and equipment which substantially increase useful lives are capitalized. Depreciation and amortization is provided for on a straight-line basis over the useful lives of the respective assets ranging from 3 to 7 years or the term of the lease. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation or amortization are removed from the accounts.

Broker Advances and Notes Receivable

Broker advances and notes receivable are comprised of balances due from brokers and certain former brokers. The carrying amount of the balances reflects the unrepaid portion of non-forgivable advances and loans and the amortized balance of forgivable loans.

Forgivable loans are amortized on a monthly basis over the life of the loan.

Non-forgivable advances and notes receivable are charged off against the allowance after all means of collections have been exhausted and the potential for recovery is considered remote. Amortized forgivable loan balances, whose agreement provisions are breached, are reinstated to the most recent forgiveness date and collection efforts are enacted.

Income Taxes

The Company is a Limited Liability Company, which is classified as a disregarded entity for federal income tax purposes. Instead, its taxable income or loss is reflected on the Parent's income tax return. No provision for income taxes is included in the accompanying financial statements, as the Parent does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years that remain subject to examination by the Company's major tax jurisdictions. The Company believes it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

As described above, prior to the merger the former Insigneo International was subject to the income tax laws of the U.S. and its states and municipalities, as well as the non-U.S. jurisdictions in which it operated. For the 2024 tax year, entities required to file audited financial statements with their income tax returns, may file standalone audited financial statements and, in lieu of providing audited consolidated financial statements, should disclose in the notes to the financial statements the names of related entities engaged in active trade or business in Puerto Rico, as defined by the Puerto Rico Internal Revenue Code of 2011. Please refer to Note 6 for further information.

Receivables from brokers and clearing organizations

The Company's receivables from its clearing organizations includes amounts receivable from unsettled trades, including amounts related to accrued interest receivable and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of the daily settlement, the amount of unsettled exposure is limited to the amount owed the Company for a very short period. The Company continually reviews the credit quality of its counterparties.

Equity-based Compensation

The Parent has issued performance-based incentive units to certain officers and financial advisors of the Company. The Company measures compensation cost for all unit-based awards at fair value on the date of grant and recognizes compensation expense over the requisite service period. The fair value of the unit grant is determined using the Black-Scholes valuation approach. Forfeitures are recorded as they occur.

ASC 606 Revenue Recognition

All revenues are recorded in accordance with Accounting Standards Codification ("ASC") 606 "Revenue from Contracts with Customers", which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

The Company classifies its revenues into the following categories:

Mutual fund fees – The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Revenues from the sale of mutual fund products are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients in the form of 12b-1 payments and retrocessions. As mutual fund revenue is based on the market value of the clients' investment holdings, this variable consideration is constrained until the market value is determinable, which is usually monthly or quarterly. Mutual fund fee revenues recognized in the current period include performance obligations that have been satisfied in prior periods.

Commissions – consist of charges to clients for the purchase or sale of equities, options, and some fixed income products. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Principal transactions – the Company effects riskless principal transactions which are trades executed through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Revenue from riskless principal transactions consists of mark-ups and mark-downs that result from the Company's purchase and sale of over-the-counter corporate obligations, certificates of deposit including structured notes, and municipal obligations. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Money market sweep - assessed to customer accounts related to customer cash funds moved into a money market fund in their account at the close each business day. The fee is variable and is based on a percentage of the management fee of the money market fund at which time the performance obligation has been fulfilled. The structure is viewed as an at-will agreement under ASC 606, the revenues of which are recognized immediately.

Margin Interest - assessed to customer accounts related to customer margin account balance at the close each business day. The fee is variable and is based on a determined fee of the margin account balance at which time the performance obligation has been fulfilled. The structure is viewed as an at-will agreement under ASC 606, the revenues of which are recognized immediately.

Account maintenance fees – consist of fees charged to clients for various services performed by the Company including the supervision of account activity, ensuring compliance with industry rules and regulations, distributing client funds as requested, and other administrative and operational activities. This fee is charged semi-annually in advance. There is no contract or specific performance obligation associated with the fee, however, the fee is deferred and recognized over the six-month period.

Interest income – Interest income is recognized on the accrual basis.

Advisory platform fee – Consists of charges to clients for the use of the Company's sub-clearing organization advisory platforms of which the Company is the sponsor of the fee Program. The Company bills quarterly in arrears and collection typically occurs within thirty days. As advisory platform fee revenue is based on the market value of the clients' investment holdings, this variable consideration is constrained until the market value is determinable, which is usually quarterly. Advisory platform fee revenues recognized in the current period include performance obligations that have been satisfied in prior periods.

Other income – consist of sub-clearing income, ticket charges, service fees, wire transfer fees, and other fees associated with processing transactions and client requests. These fees are charged as the specific performance obligation is performed and recognized as received. In addition, other income consists of deposit interest participation for customer assets held with our clearing organizations. Sub-clearing income is charged by the Company to certain affiliates, independent regulated foreign institutions, and U.S regulated registered investment advisors (collectively "sub-clearing firms") for providing certain administrative services and instructing the clearing broker to carry the customer accounts of the sub-clearing firms for which the Company acts as a reintroducing firm. The fees charged by the Company are based on the trading activity of the sub-clearing firm's clients and they are subject to a minimum monthly clearing charge or a commission fee. The agreement with the sub-clearing firms can be terminated upon thirty days prior written notice. The performance obligations under these agreements transfers control of the services to the sub-clearing firms over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the sub-clearing firms over the life of the contract. The Company bills in arrears and collection typically occurs within thirty days. When another party is involved in providing goods or services to a customer, the Company assesses whether the nature of its promise is a performance obligation to provide the specified goods or services to be provided by the third-party.

Measurement of Credit Losses on Financial Instruments

The Company accounts for estimated credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified receivables from clearing brokers and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the guidance.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including receivables from clearing brokers and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses.

ASC 842 Leases

In accordance with ASC 842 – Leases, the Company records a right-of-use asset and related operating lease liability on the statement of financial condition for leases in excess of one year. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate to determine the Company's effective cost of capital.

Lease costs for lease payments are recorded on a straight-line basis over the term of the lease. (See Note 11).

Acquisitions

The Company determines whether to account for an acquisition as a business combination or as an asset acquisition based on whether or not substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. When the substantially all threshold is not met, the Company evaluates the acquired set to determine if it meets the definition of a business under ASC 805. If the acquired set does not meet the definition of a business, the Company accounts for acquisitions as asset acquisitions.

Asset acquisitions are accounted for under a cost accumulation model in which the total costs of the assets acquired is allocated to the assets acquired. Accounting for asset acquisitions requires the Company to make significant estimates and assumptions with respect to the useful life and fair value of the intangible assets purchased.

Certain of the Company's acquisitions include contingent consideration, which may result in the transfer of additional cash consideration to the sellers if certain asset or revenue growth is achieved in the years following an acquisition. For contingent consideration payable in cash for asset acquisitions, the Company first evaluates whether the contingent consideration meets the definition of a derivative in ASC 815. If so and the contingent consideration does not meet any of the scope exceptions in ASC 815, the Company recognizes the contingent consideration at fair value on the acquisition date and recognizes subsequent changes in earnings. Any liabilities recognized for contingent consideration payable in cash that is deemed to be a derivative are included within contingent consideration liability in the statement of financial condition. If contingent consideration payable in cash does not meet the definition of a derivative or is a derivative but qualifies for one of the scope exceptions, the Company recognizes a liability when the consideration becomes probable and estimable.

When the acquisition consists of more than a single identifiable intangible asset or group of similar intangible assets being acquired or the acquired set meets the definition of a business, then the Company accounts for acquisition as a business combination. The Company recognizes separately the assets acquired, liabilities assumed, and any liabilities for contingent consideration, as applicable, at their acquisition date fair values.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill is recognized for business combinations as of the acquisition date and is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed or recorded.

The Company finalizes the purchase price allocation once certain initial accounting valuation estimates are finalized, and no later than 12 months following the acquisition date.

Adopted Accounting Standard

The ASU 2023-07 - In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, "Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). This guidance improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The standard became effective for the year ending December 31, 2024, and the Company has adopted the new guidance.

Segment Reporting

The Company is engaged in a single line of business as a non-clearing broker-dealer, which is comprised of several classes of services, such the selling of listed and over-the-counter equities, listed options, mutual funds, and government and corporate bonds to retail investors, primarily on a riskless principal basis. The Company also provides execution and administrative services to sub-brokers and other financial intermediaries, both foreign and domestic. The Company has identified the Chief Financial Officer of the Company's parent as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM in coordination with the Company's Principal Financial Officer uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends to the Company's parent. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE 2.   RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The Company maintains clearing agreements with Pershing, LLC ("Pershing"), a clearing organization of Bank of New York, whose principal office is in Jersey City, New Jersey and with StoneX Financial Inc. ("StoneX" and together with Pershing, the "Clearing Organizations"), whose office is in New York, New York. Under the clearing agreements, the Clearing Organizations clear securities transactions, on a fully disclosed basis, and carry account assets for the Company and its clients. The agreement with StoneX was terminated on November 9, 2024.

NOTE 2. RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS (CONTINUED)

At December 31, 2024, the amount receivable from the Clearing Organizations represents cash maintained at the Clearing Organizations as well as commissions and other revenues earned but not yet paid. As required by the agreement with the clearing broker, as of December 31, 2024, the Company was required to maintain a minimum clearing deposit of $500,000, which is reflected as restricted cash in the accompanying statement of financial condition.

The receivable from the Clearing Organizations as of December 31, 2024, is $43,265,207 and relates to commissions and fees receivable that were settled and unsettled, which are included in receivables from broker dealers and clearing organizations.

The Company has agreed to indemnify the Clearing Organizations for losses that they may sustain from the client accounts introduced by the Company. At December 31, 2024, the Clearing Organizations have made no claims for client related losses and the Company has made no reserve for potential future losses.

The Company is subject to credit risk of the Clearing Organizations if it is unable to repay balances due or deliver securities in their custody.

The Company also maintains business relationships with other broker-dealers and mutual fund companies through whom they purchase or sell certain fixed income securities and mutual funds. The amount receivable from these broker-dealers and mutual funds companies as of December 31, 2024, amounts to $14,130,312.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying statement of financial condition. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future values. As of December 31, 2024, the Company did not own any investments.

Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

NOTE 3.   FAIR VALUE MEASUREMENTS (CONTINUED)

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The designated level for security is not necessarily an indication of the risk associated with investing in that security.

NOTE 4.   MERGER WITH AFFILIATE BROKER-DEALER

As described in Note 1, effective December 2, 2024, Insigneo International was merged into the Company following approval by FINRA via a Continuing Membership Application (CMA). As part of the merger, the Company absorbed the IBE Unit previously held by Insigneo International. The International Division within the Company is now operating the IBE Unit. The IBE Unit license will allow the Company, through its International Division, to engage in the permitted activities of the IBE Unit's license.

This merger was accounted for as a common control transaction in accordance with Generally Accepted Accounting Principles (GAAP). The assets and liabilities of Insigneo International were transferred to the Company at their historical carrying amounts under the carryover basis of accounting.

In accordance with ASC 805-50-30, the results of operations of Insigneo International are included in the Company as if was combined from the beginning of the year. No significant gain or loss was recognized as a result of the transaction. Any intercompany balances between Insigneo International and the Company were eliminated upon consolidation.

As part of the merger, the Company units were divided into Class A and Class B. All Class A units are directly owned by the Parent, while all Class B units are indirectly owned by the Parent.

NOTE 5.   INTERNATIONAL DIVISION

As described in Note 1, the Company operates the International Division, which is exempt from Puerto Rico income tax, as well as property and volume of business taxes, pursuant to the IBE Act. The International Division is managed as a unit of the Company. The financial results of the International Division are combined with other divisions of the Company in the accompanying financial statements.

Selected financial information of the International Division follows:

NOTE 5.   INTERNATIONAL DIVISION (CONTINUED)

		For the year ended December 31, 2024
Cash and cash equivalents	$	1,959,850
Deposit at interest		600,000
Other assets		23,965,603
Total assets	$	26,525,453
Total liabilities	$	5,454,267
Equity	$	21,071,186

As required by the IBE Act, the International Division maintains an unencumbered asset in the amount of $300,000 in the form of a time deposit with a financial institution in Puerto Rico, which is considered restricted. In addition, as required by Regulation No. 4793 issued pursuant to the IBE act by the Commissioner of Insurance of Puerto Rico, the Company also maintains another $300,000 time deposit with the same financial institution of Puerto Rico, which is also considered restricted. These restricted funds are included as part of restricted cash in the accompanying statement of financial condition.

NOTE 6.   INCOME TAXES

As described on Note 1, former Insigneo International was generally exempt from Puerto Rico income taxes with respect to income from eligible activities as long as it was in compliance and maintained its license under the International Banking Entity Center Regulatory Act of 1989, as amended.

Insigneo International was initially established as a corporation in 1970 under the laws of the Commonwealth of Puerto Rico, then converted from a regular corporation into a Limited Liability Corporation (LLC) in 2008 but continued to be treated and taxed as a corporation under special provisions under the Puerto Rico Internal Revenue Code of 2011. For U.S. Federal and State income tax the Company was considered a Foreign Disregarded Entity.

Insigneo International former activities prior to the merger on December 1, 2024, could potentially be subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2021 to 2024, until the applicable statute of limitations expires.

NOTE 7.   EXPENSE SHARING ARRANGEMENTS

The Company entered into expense sharing arrangements with an affiliated registered investment advisor Insigneo Advisory Services, LLC, on which the Company was reimbursed personnel expense of $476, 267.

NOTE 7. EXPENSE SHARING ARRANGEMENTS (CONTINUED)

It also received management fees covering the allocation of certain expenses and services in the amount of $741,169, reducing the components under compensation and benefits, occupancy and equipment, management and processing fees and other expenses. As of December 31, 2024, the amount of $70,720 was unpaid, included as a component of receivable from related parties.

NOTE 8. RELATED PARTIES

At December 31, 2024, the Company is owed $2,258,356 by its related parties under common control. At December 31, 2024, the Company separately owes $3,638,382 to certain related parties under common control. These balances resulted from the Company's and its related parties payment of expenses related to services, commissions, personnel costs and expenses charged to the Company for facilities usage.

Balances with related parties as of December 31, 2024 were:

	Receivable	Payable
Parent and subsidiaries	$ 2,255,315	$3,579,876
Insigneo Partners, LLC	204	-
Insigneo Financial Holdings, LLC and subsidiaries	28	53,800
Hencorp, Inc. and subsidiaries	2,809	4,706
Total	$ 2,258,356	$3,638,382

In addition to expense sharing arrangements described in Note 7, during the year ended December 31, 2024 the Company recorded revenues and expenses with entities related through common ownership due to the following:

	Expenses	Revenues
Management services:		
Insigneo Services, S.A. [1]	$ 4,307,425	$ -
Insigneo Capital S.A. [2]	572,714	-
Insigneo Asesor Internacional S.A. [1]	1,961,113	-
Insigneo Asesor Uruguay S.A. [1]	149,312	-
Hencorp Becstone Financial Services, L.C. [1]	77,281	-
	-	-
Subclearing - Processing service fees:	-	-
Insigneo Asesor Latam S.A [3]	-	1,103,918
Insigneo Asesor Uruguay S.A. [3]	-	74,292
Insigneo Asesorias Financieras SpA [3]	-	65,371
	$ 7,067,845	$ 1,243,581

Footnotes:
(1) included within other expenses component
(2) included within other expenses, occupancy and equipment components
(3) included within other income component

NOTE 8.   RELATED PARTIES (CONTINUED)

As described on Note 1 and Note 4, the Company through the merger of Insigneo International engages in retail brokerage services in various countries in Latin America. The Company entered into service agreements with affiliates in Latin America that supports the retail brokerage services. These related entities charged the Company estimated costs and related management fees amounting to $33,607,383 for the year ended December 31, 2024. As of December 31, 2024, the Company owed related entities in Latin America $1,895,144 (included as part of the payable amount of $3,579,876 noted in Note 8, which is owed to the Parent and its subsidiaries).

As part of the non-forgivable advances and notes receivables program, the Company through the merger of Insigneo International entered a non-recourse inter-affiliate funding arrangement with affiliate Insigneo Asesor Internacional S.A. (Asesores) to expand the brokerages services covered on the service agreements between the entities.

The carrying amount of the balances reflects the unrepaid portion of non-forgivable advances and loans and the amortized balance of forgivable loans.

Forgivable loans are amortized on a monthly basis over the life of the loan. For the period ended December 31, 2024, the carrying amount of this activity amounted to $2,158,053 which were reported under the receivable from related parties caption in the statement of financial condition (included as part of the receivable amount of $2,184,595 owed to the Company) , net of $1,054,999 of amortization.

Non-forgivable advances and notes receivable with affiliates are charged off against the allowance after all means of collections have been exhausted and the potential for recovery is considered remote. Amortized forgivable funding arrangement balances, whose agreement provisions are breached, are reinstated to the most recent forgiveness date and collection efforts are enacted.

NOTE 9.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2024 consisted of the following:

Furniture, fixtures and equipment	$	1,363,121
Leasehold improvements		646,458
Software and Programs		3,117,181
	Total	5,126,760
Accumulated depreciation		(1,935,992)
	Net	$ 3,190,768

NOTE 10.   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum net capital requirement is defined as the greater of $250,000 or 6-2/3% of the aggregate indebtedness.

NOTE 10.   NET CAPITAL REQUIREMENT (CONTINUED)

As of December 31, 2024, the minimum net capital requirement was calculated to be $2,200,957.

At December 31, 2024, The Company had net capital of $22,939,950 which exceeded requirements by $20,738,993 and its aggregate indebtedness was 143.92% of its net capital.

NOTE 11.   LEASE COMMITMENTS

The Company leases office space under non-cancellable operating lease agreements. These leases have remaining lease terms ranging from 5 to 8 years, some of which include options to extend the leases for up to 5 years. The Company's lease agreements do not contain any material residual value guarantees or restrictive covenants. Lease costs for the year ended December 31, 2024 was approximately $2,200,000.

Weighted-average remaining lease term is 7.76 years
Weighted-average discount rate: 6.66%

Balance Sheet:
Right of use assets: $15,701,037
Lease liabilities: $18,073,033

The Company has made certain assumptions and judgments in determining the lease term and discount rate. The lease term includes periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option.

The discount rate is based on the Company's incremental borrowing rate at the lease commencement date, as the rate implicit in the lease is not readily determinable.

The approximate minimum annual lease payments required under the lease agreements as of December 31, 2024, are summarized as follows:

Year ended December 31:

2025	$ 2,828,692
2026	2,895,404
2027	2,994,087
2028	3,070,222
2029	3,091,691
Thereafter	8,952,966
Total payments due under operating lease liabilities	**23,833,062**
Less discount to present value	(5,760,029)
Total operating lease liabilities	**$ 18,073,033**

NOTE 12.   EQUITY BASED COMPENSATION

The Company has awarded Class C units of Insigneo Partners, LLC, a member of Parent, pursuant to an Equity Unit Participation Plan effective January 1, 2021.

NOTE 12. EQUITY BASED COMPENSATION (CONTINUED)

Pursuant to operating agreement of Insigneo Partners, LLC, the Class C units are profit interest units that track the performance and valuation of the Parent and are initially issued with a value of zero. As the valuation of the Parent increases after the issuance of the Class C units, the Class C units become valuable, thus allowing unitholders to participate in the future potential profits from an increase in the value of the Parent that can only be materialized upon the existence of a market to sell the units, either through a sale of the Parent or through a listing of the units of the Parent in the public equity capital markets.

During the year ending on December 31, 2021, a total of 88 Class C units were granted to three employees of the Company. The units vest 20% per year over five years.

During the year ending on December 31, 2022, a total of 20 Class C units were granted to two financial advisors. The units vest 100% on the five-year anniversary.

Before merging with the Company as described in Note 4, Insigneo International negotiated a retention package to prevent Financial Advisors (FAs) from leaving. This package included Class C units, which are profit interest units initially valued at zero but become valuable as Insigneo's valuation increases. FAs were divided into two groups with different vesting schedules: Group 1: Five-year vesting from August 1, 2023, to August 1, 2027. Group 2: Three-year vesting from August 1, 2025, to August 1, 2027, with potential accelerated vesting if certain conditions are met.

Effective January 1, 2023, the Board of Directors of the Parent and of Insigneo Partners, LLC concurrently approved a 100 to 1 unit split, resulting in each member having its units increase in a one hundred to one ratio.

This means that the 88 Class C units granted in 2021 are, as of January 1, 2023, 8,800 and the 20 Class C units granted in 2022 are, as of January 1, 2023, 2,000.

On May 31, 2023, a total of 11,360 Class C units were granted to four financial advisors. The units vest 33.33% per year over three years.

During the year ending on December 31, 2024, a total of 1,627 Class C units were granted to three employees of the Company.

In total, 68,287 Class C units have been granted as of December 31, 2024.

For the year ending December 31, 2024, the Company reported a total compensation expense of $666,924 for the awards.

NOTE 13. 401(K) RETIREMENT PLAN

The Company sponsors a 401(K)-retirement plan, which allows eligible employees, those that are over age 21 and work at least 30 hours per week, to voluntarily defer a percentage of their salaries.

The Company maintains a discretionary employer match.

NOTE 14. ACQUISITIONS

PNC Investments, LLC

On August 16, 2023, the Company entered into an Asset Purchase Agreement with PNC Investments, LLC to acquire its advisor relationships and certain employees that service the PNC International Wealth Management segment, subject to customary closing conditions and regulatory approval.

The purchase consideration was structured as an upfront payment of $5,608,416 upon closing and an additional contingent consideration of $3,328,000 payable on the year one anniversary of the acquisition, subject to the end-client assets and advisors being successfully transitioned to the Company. The acquisition was completed on December 1, 2023.

The Company has accounted for this acquisition as an asset acquisition as it deems that substantially all the fair value of the acquired set is concentrated in a single identifiable asset or group of similar identifiable assets and has recorded an advisor relationship intangible asset of $11,520,662, assigning it a useful life of 10 years.

The Company has evaluated that the contingent consideration meets the definition of a derivative and it does not qualify for any of the scope exceptions in ASC 815. On the one-year anniversary, November 30, 2024, the contingency reassessment resulted in incremental consideration of $931,000, which PNC is entitled to per the contract.

Consequently, contingent consideration totaling $4,259,328, is included as contingent consideration liability as of December 31, 2024, which was subsequently paid by the Company to PNC in January 2025.

The Company has recorded intangible assets amortization expense of $1,192,060 for the year ended on December 31, 2024.

The expected intangible asset amortization expense for the next five years, and thereafter are summarized as follows:

Year ended December 31:	
2025	$ 1,192,066
2026	1,192,066
2027	1,192,066
2028	1,192,066
2029	1,192,066
Thereafter	4,668,934
Total	**$ 10,629,264**

NOTE 15. RISK CONCENTRATION

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill

NOTE 15. RISK CONCENTRATION (CONTINUED)

their obligation, the Company may be exposed to market risk for transactions that do not settle. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company has exposure to credit risk to the extent its cash exceeds the $250,000 covered by federal deposit insurance or $500,000 covered by SIPC.

NOTE 16. CONTINGENCIES

Legal or regulatory proceedings

In the ordinary course of business, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that any such matters will result in a material impact on its financial statements.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions.

The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.

In addition, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liabilities in the financial statements for these indemnifications.

On December 29, 2023, the Company, without admitting any liability and in order to avoid the risk of litigation, settled a $2,000,000 claim for $400,000, which was formally documented through a Settlement Agreement and Release fully executed by all parties on January 25, 2024. The claim was made before FINRA under Case No. 22-01786 entitled *Cyrill Investments, Inc. v. Insigneo Securities, LLC, Antoine Souma and Galliot Capital Advisors, LLC*, whereby Cyrill Investments, Inc. alleged that Insigneo Securities, LLC failed to supervise one of its brokers who, in essence, failed to follow a customer's instructions to buy short term bonds rather than longer dated maturity bonds, which, in a rising interest rate environment, resulted in a loss in the portfolio.

On September 28, 2023, the Company through the merger of Insigneo International (as described in Note 4) formerly known as Citi International Financial Services, LLC (CIFS) and CIFS' former affiliate Citigroup Global Markets, Inc. (CGMI) settled a Securities and Exchange Commission (SEC) investigation in CGMI's and CIFS' practices regarding the delivery of certain documents in accordance with Regulation Best Interest (Reg BI). The facts and circumstances underlying the SEC settlement pre-dated the acquisition of CIFS by Insigneo on August 1, 2022. The matter was resolved and a fine due to the SEC has been paid. As between CIFS and CGMI, a confidential settlement was reached in which CIFS and CGMI allocated the cost of the fine between them.

The total CIFS allocated amount was accrued for the year ended December 2022; for which half was paid in the year 2023 and the second half was paid in the year 2024, as agreed in the confidential settlement by both parties.

On June 10, 2024 the Company entered into a settlement agreement related to an arbitration brought by two former clients of UCB Financial Advisers Inc. (UCB) against the Company. UCB introduced its clients to the Company. A Registered Investment Advisor with UCB was dually registered with the Company during the relevant period for the clients' losses. This advisor terminated their status as a registered representative with the Company in August 2021. Due to a connection to a case involving selective trading, the matter was settled for $217,500, with insurance contributing approximately $72,000.

In November 2024, the Financial Industry Regulatory Authority ("FINRA") issued a Letter of Acceptance, Waiver, and Consent (the "AWC") for the purpose of resolving an enforcement matter pertaining to the Company's alleged violations over failure to supervise private securities transactions and TRACE reporting during the period of April 2021 to September 2023. In the AWC, without admitting or denying the allegations, the Company consented to a fine of $85,000, which was accrued and reflected in the statement of financial condition.

NOTE 17.   SUBSEQUENT EVENTS

During January and February 2025, the Company has made capital distributions to its Parent totaling $12,500,000. As required by SEC Rule 15c3-1(e), the Company notified FINRA and the SEC prior to the distribution.

Management of the Company has evaluated events and transactions through March 14, 2025, the date the financial statements were issued, and determined that no additional material events occurred subsequent to the date of the financial statements that would warrant recognition or disclosure in these financial statements.